

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 9, 2009

Louis S. Friedman
Chairman, President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Doraville, GA 30360

> **Re: Liberator, Inc., f/k/a Remark Enterprises, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed June 12, 2009**
> **File No. 000-53514**

Dear Mr. Friedman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   When you file an amendment, please ensure that your response includes the written acknowledgements from the company at the end of this letter.

Item 1. Business, page 2

2.   We reissue prior comment 5:

- The first bullet of that comment requested that you provide us with a copy of the "non-binding letter of intent" with respect to the potential business opportunity mentioned in your response letter to us dated February 2, 2009.

However, you have not yet provided us with that letter of intent. You have also not filed it as an exhibit, contrary to your response;

- The second bullet of prior comment 5 was not limited to relationships between you, your affiliates and New Castle, as suggested by your response. Rather, it also included relationships between you, your affiliates and the target company; and

- It remains unclear from your response to the third bullet the legal authority on which you relied to not file the letter of intent. In this regard, please tell us the status of the acquisition at the time this registration statement became effective, and provide us your analysis of the requirements regarding the extent of the disclosure regarding One Up that should have been included in the registration statement at that time; cite with specificity all legal authority on which you rely. In this regard, we note that the transaction appears to have been contemplated at the time of your January 2009 agreement with New Castle.

(b) Business of Issuer, page 3

3.   Please expand your response to prior comment 3 to tell us how you were introduced to One Up and the type of analysis of One Up undertaken before completing the business combination with One Up.

Item 1.A. Risk Factors, page 4

4.   Please expand your response to prior comment 10 to tell us how an incorrect statement appeared in your audited financial statements. Add any appropriate risk factors related to your internal controls. Also, if your revisions in response to prior comment involved a change in your fiscal year, tell us why you have not reported that change under the appropriate item of Form 8-K.

Security Ownership, page 11

5.   We note your response to prior comment 11. Given that your affiliates did not make the filings pursuant to Section 16 within the time period mentioned in your letter, we reissue that comment. Also, please tell us whether your current or former affiliates have engaged in any transactions reportable under Section 16.

Item 7. Certain Relationships and Related Transactions . . ., page 13

6.   We note your revisions in response to prior comment 16. Please reconcile your disclosures here and on pages F-8 and F-14 regarding the amount of the capital contribution from your majority shareholder.

Item 15. Financial Statements and Exhibits, page 17

7.   Exhibit 10.1 is marked by an asterisk that indicates it was previously filed. However, that exhibit has not yet been filed as an exhibit to this registration statement. Please revise or advise. If, instead, you intend to incorporate that exhibit by reference to another of your Exchange Act filings, please revise to make that clear and to identify that other filing.

Signatures, page 17

8.   We note your revisions in response to prior comment 17. However, the text on this page continues to be inconsistent with the signatures requirements of Form 10. Therefore, we reissue prior comment 17.

Exhibits

9.   Please ensure that the document that you filed as exhibit 10.2 is complete, including all attachments. For example, it appears to be missing Exhibit B.

Current Report on Form 8-K Filed July 2, 2009

10.   We will issue comments regarding your Form 8-K filed July 2, 2009 in a separate letter.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Geoffrey D. Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Stephen J. Czarnik, Esq.